UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission file number: 001-38206

TDH HOLDINGS, INC.

(Registrant’s name)

cc/o Qingdao Tiandihui Pet Foodstuff Co., Ltd

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On October 31, 2023, TDH Holdings, Inc. (the “Registrant”) issued a press release announcing its financial results for the first half year 2023. A copy of the press release is attached hereto as Exhibit 99.1

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press Release dated October 31, 2023 announcing financial results for the first half year 2023.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDH HOLDINGS, INC.

	By:	/s/ Dandan Liu
Dandan Liu
Chair and Chief Executive Officer

Dated: November 1, 2023

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